SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File No.  333-64222

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Panera Bread Company Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Panera Bread Company

Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117
(314) 633-7100

Panera Bread Company Savings Plan
Index
December 31, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Information*

Schedule I: Schedule of Assets (Held at End of Year)	9
Consent of Independent Registered Public Accounting Firm

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Panera Bread Company Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Panera Bread Company Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri
June 10, 2005

Panera Bread Company Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments at fair value	$6,840,189	$5,412,165

Receivables
Employee contributions	52,930	1,040
Employer contributions	14,088	277

Receivables	67,018	1,317

Net assets available for benefits	$6,907,207	$5,413,482

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$511,880	$582,427
Interest income	11,944	6,354
Dividends	21,194	12,706

Investment income	545,018	601,487

Contributions
Participant	1,425,885	1,012,438
Employer	367,026	287,414
Rollovers	214,030	189,034

Contributions	2,006,941	1,488,886

Total additions	2,551,959	2,090,373

Deductions
Deductions from net assets attributed to
Benefits paid to participants	856,536	326,767
Excess contributions	173,415	103,983
Administrative expenses	28,283	20,075

Total deductions	1,058,234	450,825

Net increase	1,493,725	1,639,548

Net assets available for benefits
Beginning of year	5,413,482	3,773,934

End of year	$6,907,207	$5,413,482

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

The following description of the Panera Bread Company Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all employees of Panera Bread Company and its affiliates (the “Company” or the “Plan Sponsor”) who have worked at least one year in which they have completed 1,000 hours or more of service and are age twenty-one or older. Employees are eligible to participate in the Plan at the beginning of the earliest quarter following the completion of the service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan, limited to a maximum annual contribution of $13,000 and $12,000 in 2004 and 2003, respectively, under the provisions of the Internal Revenue Code (IRC). Highly compensated employees may be subject to additional limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven funds, Panera Bread Company stock, and an insurance investment contract as investment options for participants. The employer matching contribution is mandatory at 50 percent of the participant’s contribution on the first 3 percent of pay. For the years ended December 31, 2004 and 2003, the Company made matching contributions of $367,026 and $287,414, respectively. Excess contributions of $173,415 relating to the Plan year 2003 were refunded in March 2004. Excess contributions of $103,983 relating to the Plan year 2002 were refunded in March 2003. There are no excess contributions relating to the Plan year 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. There is graduated vesting in the Company’s match contribution of the participant’s account based on years of vesting service. Vesting service is defined as one year of service for each consecutive twelve-month period ending on the last day of each plan year. Participants should refer to the Plan document for a more complete description of the vesting requirements.

Forfeitures

Forfeitures of nonvested Company contributions are used to reduce the amount of future Company matching contributions and to pay administrative expenses of the Plan. Forfeitures for the years ended December 31, 2004 and 2003 were $24,436 and $14,013, respectively.

Participant Loans

Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. The loans are secured by collateral

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

of the balance in the participant’s account and bear interest at rates that are commensurate with prevailing rates as determined quarterly by the Plan administrator.

Payment of Benefits

For disability, retirement or termination of service due to death or for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments allocable to their respective accounts which are to be invested in their choice of funds. For additional information related to these funds, participants should refer to various prospectuses on file with the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements of the Plan are prepared using the accrual method of accounting, except for benefits, which are recorded as paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments that are maintained in separate accounts by The Principal Financial Group (Principal) investment managers are valued at reported unit value provided by Principal. The Plan’s guaranteed interest contract is stated at calculated fair value based on a formula utilizing the contract value adjusted for (a) differences between the interest rate on the account and current interest rates and (b) the maturity date. These contracts bore interest at 4.7 percent – 6.3 percent (varies depending on the contract) at December 31, 2004 and 4.4 percent – 6.2 percent (varies depending on the contract) at December 31, 2003. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair value of the Panera Bread Common Stock Fund is determined using the last sale price as reported on the Nasdaq National Market tier of the Nasdaq Stock Market.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits for the fiscal year indicated, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Administrative Expenses

Certain administrative expenses, in excess of forfeitures, are paid by the Company. Participants who elect to enter into transactions not covered by the Company, are charged administrative fees related to those transactions.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Risks and Uncertainties

The Plan provides for various investment options in a combination of bond and stock mutual funds, common stock, and an investment contract. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect the fair value reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Investments

The following table represents the market value of investments greater than 5 percent of net assets at December 31, 2004 and 2003:

	2004	2003
Principal Financial Group, Money Market Separate Account	$1,407,686	$1,162,395
Principal Financial Group, Bond and Mortgage Separate Account	693,627	583,769
Principal Financial Group, Large Capital Stock Index Separate Account	935,382	712,433
T. Rowe Price, Capital Appreciation Fund	811,670	494,114
T. Rowe Price, Equity Income Fund	399,901	—
Fidelity, Advisor Mid Cap Fund Institutional	451,403	275,784
Panera Bread Class A Stock Fund	1,106,514	1,001,896

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the respective period) appreciated in value by $511,880 and $582,427, respectively, as follows:

	2004	2003
Principal Financial Group, Guaranteed Interest Contract	$4,664	$13,758
Principal Financial Group, Money Market Separate Account	19,437	8,787
Principal Financial Group, Bond and Mortgage Separate Account	37,291	21,699
Principal Financial Group, Large Capital Stock Index Separate Account	93,946	144,110
Principal Financial Group, Principal Financial Group Stock Fund	13,315	6,794
American Century, Value Advisor Fund	18,302	—
American Century, Small Cap Value Advisor Fund	13,195	—
T. Rowe Price, Capital Appreciation Fund	102,795	79,059
T. Rowe Price, Equity Income Fund	47,360	40,408
Fidelity, Advisor Equity Growth Institutional	9,828	30,510
Fidelity, Advisor Mid Cap Fund Institutional	66,580	63,406
Strong, Opportunity Fund	9,703	24,002
American Funds, Europacific Growth Fund	25,446	—
Putnam, International Growth Fund	1,396	28,538
Panera Bread Class A Stock Fund	48,622	121,356

	$511,880	$582,427

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants should refer to the Plan document for a description of the priorities or distribution of Plan benefits in the event of termination. Generally, any distribution would be made in proportion to the participant’s interest, after deduction of allowable expenses.

5.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 25, 2002 (the “Determination Letter”) that the plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the Determination Letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Plan management has applied for, but has not yet received, an updated Determination Letter from the IRS.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

6.	Transactions with Parties-in-Interest

At December 31, 2004 and 2003, the Plan held units of participation in various separate accounts and a guaranteed interest contract of The Principal Financial Group, the Plan Custodian. During 2004 and 2003, participants were also able to purchase shares of Company stock as an investment option. These various investments had a total fair value of $4,485,166 and $3,964,814 at December 31, 2004 and 2003, respectively. During the year ended December 31, 2004 and 2003, transactions with these investments included aggregate purchases of $1,518,776 and $1,595,398, respectively, and aggregate sales of $1,038,475 and $1,177,426, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

Fees paid by the Plan for investment management and administrative services were $28,283 and $20,075 for the years ended December 31, 2004 and 2003, respectively.

7.	Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the contributions and net assets available for benefits per the 2004 and 2003 financial statements to the related Form 5500.

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$6,907,207	$5,413,482

Contribution receivable	0	(1,317)

Net assets available for benefits per the Form 5500	$6,907,207	$5,412,165

Year Ended
December 31, 2004
Contributions per the financial statements	$2,006,941

2003 contributions receivable	1,317

Contributions per the Form 5500	$2,008,258

Panera Bread Company Savings Plan
Supplemental Information
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2004	Schedule I

			Market
	Identity of Party Involved	Description of Asset	Value
*	Principal Financial Group	Guaranteed Interest Contract	$32,997
*	Principal Financial Group	Money Market Separate Account	1,407,686
*	Principal Financial Group	Bond and Mortgage Separate Account	693,627
*	Principal Financial Group	Large Capital Stock Index Separate Account	935,382
*	Principal Financial Group	Principal Financial Group Stock Fund	62,623
	American Century	Value Advisor Fund	166,280
	American Century	Small Cap Value Advisor Fund	55,610
	T. Rowe Price	Capital Appreciation Fund	811,670
	T. Rowe Price	Equity Income Fund	399,901
	Fidelity	Advisor Equity Growth Institutional	248,180
	Fidelity	Advisor Mid Cap Fund Institutional	451,403
	American Funds	Europacific Growth Fund	221,979
*	Panera Bread Company	Panera Bread Class A Stock Fund	1,106,514
*	Participant Loans	Participant Loans (various maturities with interest rates ranging from 6.00% to 11.50%)	246,337

			$6,840,189

*	Represents parties-in-interest.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PANERA BREAD COMPANY SAVINGS PLAN
By:	/s/ Mark E. Hood
	Name:	Mark E. Hood
	Title:	Senior Vice President, Chief Financial Officer
Date: June 24, 2005

EXHIBIT INDEX

Exhibit No.	Title
23	Consent of Independent Registered Public Accounting Firm